SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 8, 2017

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, November 8, 2017 regarding “Ericsson Capital Markets Day 2017”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: November 8, 2017

PRESS RELEASE NOVEMBER 8, 2017

Ericsson Capital Markets Day 2017

•	Update on company strategy, progress in strategy execution and planning assumptions going forward

•	Long term target of more than 12% operating margin, excluding restructuring, beyond 2020

•	Robust plans in place with a target of sales of SEK 190 – 200 b. with 37 – 39% gross margin and at least 10% operating margin, excluding restructuring, by 2020 for the Group.

Ericsson (NASDAQ:ERIC) is today holding its Capital Markets Day. The company is giving an overview of its focused business strategy and deep dives in execution in all business segments.

Börje Ekholm, President and CEO, says: “Our job and commitment is to rebuild Ericsson to be successful long-term. Near term we will prioritize profitability over growth. Healthy profitability is the base for long-term success and will give us the freedom and resources to invest for the long term.”

The company mission is to enable the full value of connectivity for its service provider customers. In the work to turn around performance, each portfolio area has a clear focus. In Networks, the company is increasing R&D for technology and cost leadership. In Digital Services, focus is on reaching break even by shifting to software-led solutions and adjusting the cost base. In Managed Services, a contract review is ongoing and investments in automation have started. Finally, a structured approach to technology and business innovations will over time drive new growth in Emerging Businesses.

In this first phase of strategy execution, focus is on simplifying and stabilizing the business. A simplified company structure and organization has been put in place. The first results from accelerated cost reduction activities and contract reviews are already visible and there is good traction in the ongoing portfolio review. At the same time, the company is taking steps to invest into future growth as the industry transitions into 5G.

Börje Ekholm, President and CEO, Ericsson says: “5G is not just another G. Even though we are not planning for significant 5G sales before 2020, we are convinced it will create value for our customers in their mobile broadband business, enabling them to manage very high traffic growth. But even more important, it has the potential to create new businesses and revenue streams for service providers based on use cases such as industrial applications. With the combination of products and capabilities that we have in Networks and Digital Services combined, we are well positioned to support our customers’ network evolution to 5G.”

PRESS RELEASE NOVEMBER 8, 2017

Group financial targets and profitability

The target for net sales is SEK 190 – 200 b. by 2020.

The focused business strategy presented in March this year, stated the ambition to improve returns to shareholders, including the potential of more than 12 % operating margin on a sustainable basis beyond 2018, excluding restructuring costs.

Ericsson remains fully committed to this ambition but the starting point has become more challenging and therefore it will take some additional time than originally planned for. This is due to a weaker than expected Radio Access Network equipment market that will have significant compound effect over the coming years, FX movements with our reporting currency SEK strengthening against the USD and an even more challenging situation in Digital Services than the original assessment indicated.

However, there are robust plans in place which will take us to a gross margin of 37 – 39% and an operating margin of at least 10% for the Group in 2020, excluding restructuring charges. This target does not factor in any significant 5G sales during this time period.

Börje Ekholm continues: “We have plans in place for all segments that combined sum up to an operating margin of between 10 – 12% by 2020, but since there are execution risks in all plans and we start from a weaker starting point than originally planned for, we prefer to be cautious and commit to the lower end of the range. Beyond 2020, we will drive continued improvements and capture upsides from innovation and emerging business to reach our ambition of at least 12% operating margin for the Group.”

2020 targets and planning assumptions

(see below under heading New financial reporting structure for details on new segment structure)

SEK b.		Networks	Digital Services	Managed Services	Other	Total
Target 2020	Net sales	128 –134	42 –44	20 – 22	3 – 5	190 – 200
	Operating margin 1)	15 – 17%	Low single digit	4 – 6%	Breakeven	>10%

Baseline 2017 Q3 rolling 4Q unaudited and preliminary	Net sales	133 – 135	41 – 43	24 – 26	7 – 9 3)	211
	Operating margin 2)	13 – 14%	-15 to -17%	-4 to -6%	-57% to -62% 3)	3%

1)	Excluding restructuring charges
2)	Numbers are excluding restructuring charges and extraordinary items
3)	Including Media Solutions and Broadcast & Media Services

PRESS RELEASE NOVEMBER 8, 2017

Note: All financial targets are based on USD/SEK at 8.20. USD to SEK movements has a direct impact on reported sales and income. If the USD to SEK weakens by -10% it has approximately 5% negative impact on topline and 1 percentage point on operating margin.

Market development

In line with external analysts’ market size estimates, Ericsson expects that the Radio Access Network equipment market addressed by segment Networks will decline by -2% during 2018, and by -1% during 2019. In 2020, the market is expected to remain flat with no further decline.

Planning assumptions for all other key segments are based on external sources and indicate slightly positive growth across all segments during the same time period.

Progress on cost savings

As announced in the report for the second quarter 2017, cost reduction activities are accelerated to achieve an annual run rate reduction of at least SEK 10 b. by mid-2018, split between General & Administration (30%) and Cost of Sales (70%). At the end of Q317 a SEK 2 b. run rate reduction had been achieved, of which SEK 1.8 b. in cost of sales.

Restructuring charges for full year 2018 are estimated to SEK 5 – 7 b.

New financial reporting structure

Ericsson will introduce a new financial reporting structure as of Q4 2017, based on the new company structure. Results will be reported in four segments: Networks, Digital Services, Managed Services and Other. Each segment includes the combined sales from products and services except for segment Managed Services that consists of services only.

IPR revenues will be split 82% in Networks and 18% in Digital Services.

Segment Other will consist of Media Solutions, Broadcast & Media Services, and Emerging Business.

The restated numbers for 2016 and 2017 will be disclosed on December 8, 2017, ahead of the fourth quarter and full year 2017 report.

Details of the event

President and CEO Börje Ekholm and CFO Carl Mellander will be joined by members of the company’s Executive Team. The speakers include Fredrik Jejdling, Head of Business Area Networks, Ulf Ewaldsson, Head of Business Area Digital Services, and Peter Laurin, Head of Business Area Managed Services as well as CTO Erik Ekudden and Nishant Batra, Head of Network infrastructure.

PRESS RELEASE NOVEMBER 8, 2017

Ericsson’s Capital Markets Day event can be accessed via the Ericsson website https://www.ericsson.com/en/investors/events-and-presentations/CMD2017. Presentation materials can also be downloaded from the website once the webcast has started.

NOTES TO EDITORS

For media kits, backgrounders and high-resolution photos, please visit www.ericsson.com/press

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Ericsson is a world leader in communications technology and services with headquarters in Stockholm, Sweden. Our organization consists of more than 111,000 experts who provide customers in 180 countries with innovative solutions and services. Together we are building a more connected future where anyone and any industry is empowered to reach their full potential. Net sales in 2016 were SEK 222.6 billion (USD 24.5 billion). The Ericsson stock is listed on Nasdaq Stockholm and on NASDAQ in New York. Read more on www.ericsson.com.

PRESS RELEASE NOVEMBER 8, 2017

Ericsson Forward-Looking Statement

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above at 14:30 CET on November 8, 2017.